UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 23, 2013

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains NXP Semiconductors N.V.’s press release dated April 23, 2013 entitled:

“NXP Semiconductors Reports First Quarter 2013 Results”.

Exhibits

1.	Press release dated April 23, 2013 entitled: “NXP Semiconductors Reports First Quarter 2013 Results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 23rd day of April 2013.

NXP Semiconductors N.V.

/s/ P. Kelly
P. Kelly, CFO

Exhibit 1

NXP Semiconductors Reports First Quarter 2013 Results

Q1 2013
Revenue	$1,085 million
GAAP Gross margin	44.5%
GAAP Operating margin	10.6%
GAAP Diluted earnings per share	($0.06)

Non-GAAP Gross margin	49.5%
Non-GAAP Operating margin	23.5%
Non-GAAP Earnings per share	$0.72

•	Trailing twelve month adjusted EBITDA $1,195 million

•	Net debt reduced $202 million year-on-year to $2,845 million

•	NXP realized a $43.5 million net benefit related to the release of a legal provision

Eindhoven, The Netherlands, April 23, 2013 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the first quarter of 2013, ended March 31, 2013, and provided guidance for the second quarter 2013.

“Our revenue results for the first quarter of 2013 came in at the higher end of our guidance, as NXP delivered Product revenue of $1,055 million, a two percent sequential decline, and a fifteen percent increase from the comparable year ago period. Total NXP revenue in the first quarter was $1,085 million, a three percent sequential decline, and an eleven percent increase from the comparable year ago period, said Richard Clemmer,” NXP Chief Executive Officer,

“Our revenue performance during the quarter reflected continued momentum in our Identification business, in addition to more normal seasonal demand trends in our Automotive OEM business. We were pleased with the progress in our Infrastructure & Industrial and our Portable & Computing business but clearly the weak demand environment continues to create headwinds to sustainable growth in our Standard Products segment. From an earnings perspective, and excluding the net benefit of the release of the legal provision our results were in line with the mid-point of our guidance with better than expected performance in our HPMS segment offset by weaker than expected financial performance in our Standard Products segment due to weaker mix, increased pricing pressure and poor factory performance resulting from a slower recovery than expected from our recent quality issues.

“We continue to be focused on improving our overall profitability, and feel good about the overall performance of HPMS, delivering improved earnings and maximizing shareholder value. We are making good progress in our efforts to control our operating expenses although we will accelerate some investments in ID that had been planned for later in the year to assure our continued technology leadership, and will take the necessary actions to improve the performance of Standard Products. Our strategy continues to be focused on providing unique and differentiated product solutions to enable our customer’s success, which over the longer-term should allow NXP to outpace the cyclical growth of the overall semiconductor market,” said Clemmer.

First Quarter 2013 Results ($ millions, except EPS, unaudited)

	Q1 2013	Q4 2012	Q1 2012	Q - Q	Y - Y
Product Revenue	$1,055	$1,072	$920	–2%	15%
Manufacturing Operations	$29	$43	$57	–33%	–49%
Corporate & Other	$1	$1	$1	0%	0%

Total Revenue	$1,085	$1,116	$978	–3%	11%
GAAP Gross Profit	$483	$490	$424	–1%	14%
Gross Profit Adjustments (1)	$(54)	$(25)	$(9)
Non-GAAP Gross Profit	$537	$515	$433	4%	24%
GAAP Gross Margin	45%	44%	43%
Non-GAAP Gross Margin	50%	46%	44%
GAAP Operating Income	$115	$33	$55	248%	109%
Operating Income Adjustments (1)	(140)	(192)	(95)
Non-GAAP Operating Income	$255	$225	$150	13%	70%
GAAP Operating Margin	11%	3%	6%
Non-GAAP Operating Margin	24%	20%	15%
GAAP Net Income / (Loss)	$(14)	$(116)	$(24)	NM	NM
Net Income Adjustments (1)	(200)	(258)	(81)
Non-GAAP Net Income / (Loss)	$186	$142	$57	31%	226%
GAAP EPS	$(0.06)	$(0.47)	$(0.10)	NM	NM
EPS Adjustments (1)	$(0.78)	$(1.03)	$(0.33)
Non-GAAP EPS	$0.72	$0.56	$0.23	29%	213%

1.	Please see “Discussion of GAAP to non-GAAP Reconciliation” on page 3 of this release.

Supplemental Information ($ millions, unaudited)

	Q1 2013	Q4 2012	Q1 2012	Percent Q1 Total	Q - Q	Y - Y
Automotive	$230	$227	$229	21%	1%	0%
Identification	$300	$290	$187	28%	3%	60%
Infrastructure & Industrial	$153	$162	$145	14%	–6%	6%
Portable & Computing	$93	$106	$85	8%	–12%	9%

High Performance Mixed Signal (HPMS)	$776	$785	$646	71%	–1%	20%
Standard Products (STDP)	$279	$287	$274	26%	–3%	2%

Product Revenue	$1,055	$1,072	$920	97%	–2%	15%
Manufacturing Operations	$29	$43	$57	3%	–33%	–49%
Corporate & Other	$1	$1	$1	0%	0%	0%

Total Revenue	$1,085	$1,116	$978	100%	–3%	11%

Product Revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments.

Additional and Subsequent Information for the First Quarter of 2013:

•

On April 11, 2013, NXP announced the realignment of certain product lines during the first quarter of 2013 to better reflect underlying market dynamics, product complexity and management of the business. Additionally NXP announced stock-based compensation would be excluded from non-GAAP financial results to improve peer group comparability. Stock based compensation was $17 million in the first quarter of 2013 and a reconciliation of the impact to reported historical financial results is provided on NXP’s investor relations website at www.nxp.com\investors.

•

On March 5, 2013, NXP issued $500 million senior unsecured notes due March 2023, with a coupon of 5.75%. NXP has used the net proceeds of the offering to repay its outstanding $471 million of U.S. dollar-denominated Senior Secured notes due April 2019 (“Term Loan B”).

•

On February 1, 2013, NXP issued $500 million senior unsecured notes due February 2021, with a coupon of 5.75%. NXP has used the net proceeds of the offering to repay its outstanding $494 million of U.S. dollar-denominated Senior Secured notes due April 2017 (“Term Loan A2”).

•

Total gross debt at the end of the first quarter 2013 was $3,440 million, a $52 million reduction from the prior quarter. Cash at the end of the first quarter of 2013 was $595 million, resulting in a net-debt position of $2,845 million, a $30 million reduction from the prior quarter.

•	Net cash interest paid in the first quarter of 2013 was $54 million.

•	NXP repurchased 1.1M shares for a total cost of approximately $35 million.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported first quarter 2013 operating income of $34 million, EBITDA of $45 million and a closing cash balance of $327 million.

•	Utilization in NXP wafer fabs averaged 83 percent in the first quarter 2013 compared to 84 percent in the year ago period and 85 percent in the prior quarter.

Guidance for the Second Quarter 2013: ($ millions, except share count and EPS) (1)

	Guidance Range
	Low	Mid	High
Product Revenue	$1,121	$1,153	$1,184
Q-Q	6%	9%	12%
Mfg. & Other Revenue	$26	$26	$26

Total Revenue	$1,147	$1,179	$1,210
Q-Q	6%	9%	12%
Non-GAAP Gross Profit	$531	$546	$562
Non-GAAP Gross Margin	46%	46%	46%
Non-GAAP Operating Income	$237	$247	$258
Non-GAAP Operating Margin	21%	21%	21%
Interest Expense	$48	$48	$48
Cash Taxes	$12	$12	$12
Non-controlling Interest	$17	$17	$17

Non-GAAP Net Income	$160	$170	$181
Ave. Diluted Shares	259	259	259
Non-GAAP EPS	$0.62	$0.66	$0.70

Note (1): NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. The guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Use of Non-GAAP Financial Information” elsewhere in this release. For the factors, risks and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.” We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances. Considering the uncertain magnitude and variability of the foreign exchange consequences upon “PPA effects”, “restructuring costs”, “other incidental items” and any interest expense or taxes in future periods, management believes that GAAP financial measures are not available for NXP on a forward looking basis.

Discussion of GAAP to non-GAAP Reconciliations

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) “non-GAAP gross profit,” (ii) “non-GAAP gross margin,” (iii) “non-GAAP Research and development,” (iv) “non-GAAP Selling, general and administrative,” (v) non-GAAP Other income,” (vi) “non-GAAP operating income (loss),” (vii) “non-GAAP operating margin,” (viii) “non-GAAP net income/ (loss),” (ix) “PPA effects,” (x) “Restructuring costs,” (xi) “Stock based compensation”, (xii) “Other incidental items,” (xiii) “non-GAAP Financial Income (expense),” (xiv) “non-GAAP Results relating to equity-accounted investees,” (xv) “non-GAAP Cash tax (expense),” (xvi) “non-GAAP EPS,” (xvii) “EBITDA”, “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” and (xviii) “net debt.”

In this release, references to:

•

“non-GAAP gross profit,” “non-GAAP research and development”, “non-GAAP Selling, general and administrative”, “non-GAAP Other income”, “non-GAAP operating income (loss)” and “non-GAAP net income/ (loss)” are to NXP’s gross profit, research and development, selling general and administrative, operating income and net income/ (loss) calculated on a basis consistent with GAAP, net of the effects of purchase price accounting (“PPA”), restructuring costs and certain other incidental items. “PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. “Restructuring costs” consist of costs related to restructuring programs and gains and losses resulting from divestment activities and impairment charges. “Stock based compensation” consists of incentive expense granted to eligible employees in the form of equity based instruments. “Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another) and certain charges related to acquisitions and divestitures. “Other adjustments” include or exclude certain items that management believes provides insight into our core operating results, our ability to generate cash and underlying business trends affecting our performance.

•	“non-GAAP gross margin” and “non-GAAP operating margin” are to our non-GAAP gross profit or our non-GAAP operating income as a percentage of our sales, respectively;

•

“non-GAAP Financial Income (expense)” is the interest income or expense net of impacts due foreign exchange changes on our Euro-denominated debt, gains or losses due to the extinguishment of long-term debt and less other financial expenses deemed to be one-time in nature;

•	“non-GAAP Cash tax (expense)” is the difference between our GAAP tax provision and the cash taxes paid during the period;

•

“non-GAAP EPS” attributable to stockholders are to non-GAAP net income or loss attributable to NXP’s stockholders, divided by the weighted average number of common shares outstanding during the period, adjusted for treasury shares held;

•

“EBITDA” are to NXP’s earnings before interest, taxes, depreciation and amortization. “EBITDA” excludes certain tax payments that may represent a reduction in cash available to us, does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future, does not reflect changes in, or cash requirements for, our working capital needs and does not reflect the significant financial expense, or the cash requirements necessary to service interest payments, on our debts;

•	“adjusted EBITDA” are to EBITDA after adjustments for “restructuring costs,” “other incidental items” and results related to equity accounted investees.

•	“trailing 12 month adjusted EBITDA” are to adjusted EBITDA for the last 12 months; and

•	“net debt” is to the sum total of long and short term debt less total cash and cash equivalents, as reflected on the balance sheet.

Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

NXP provides non-GAAP measures because management believes that they are helpful to understand the underlying operating and profit structure of NXP’s operations, to provide additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses them in its analysis of NXP’s operating and/or financial performance, historical results and projections of NXP’s future operating results. NXP presents “non-GAAP gross profit,” “non-GAAP research and development”, “non-GAAP Selling, general and administrative”, “non-GAAP Other income,” “non-GAAP operating income,” “non-GAAP net income/ (loss),” “non-GAAP gross margin,” “non-GAAP operating margin” and “non-GAAP EPS” because these financials measures are net of “PPA effects,” “restructuring costs,” “stock based compensation,” “other incidental items,” and “other adjustments” which have affected the comparability of NXP’s results over the years. NXP presents “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” because these financials measures enhance an investor’s understanding of NXP’s financial performance.

Non-GAAP measures should not be considered a substitute for any information derived or calculated in accordance with GAAP, are not intended to be measures of financial performance or condition, liquidity, profitability or operating cash flows in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income or any other performance measures determined in accordance with GAAP. These non-GAAP measures can vary from other participants in the semiconductor industry. They have limitations as analytical tools and should not be considered in isolation for analysis of NXP's financial results as reported under GAAP.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.36 billion in 2012. Additional information can be found by visiting www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NPX’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media:

Lieke de Jong-Tops

lieke.de.jong-tops@nxp.com

+31(0)40 272 5202

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

($ in millions except share data)	Three Months Ended
	March 31, 2013	Dec 31, 2012	April 1, 2012
Revenue	$1,085	$1,116	$978
Cost of revenue	(602)	(626)	(554)

Gross profit	483	490	424
Research and development	(153)	(171)	(148)
Selling, general and administrative	(222)	(288)	(222)

Total operating expenses	(375)	(459)	(370)
Other income (expense)	7	2	1

Operating income (loss)	115	33	55
Financial income (expense):
Interest income (expense) - net	(49)	(55)	(76)
Foreign exchange gain (loss)	(53)	31	53
Gain (loss) on extinguishment of long term debt	(37)	(114)	(36)
Other financial expense	(13)	(15)	(14)

Income (loss) before taxes	(37)	(120)	(18)
Benefit (provision) for income taxes	(11)	7	5
Results relating to equity-accounted investees	47	15	1

Income (loss) from continuing operations	(1)	(98)	(12)
Income (loss) on discontinued operations, net of tax	—	—	1

Net income (loss)	(1)	(98)	(11)
Net (income) loss attributable to non-controlling interests	(13)	(18)	(13)

Net income (loss) attributable to stockholders	(14)	(116)	(24)
Earnings per share data:
Net income (loss) attributable to stockholders per common share
Basic and diluted earnings per common share in $
Income (loss) from continuing operations	$(0.06)	$(0.47)	$(0.10)
Income (loss) from discontinued operations	$—	$—	$—

Net income (loss)	$(0.06)	$(0.47)	$(0.10)

Weighted average number of shares of common stock (in thousands):
Basic and diluted	249,668	248,505	247,979

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)	As of
	March 31, 2013	Dec 31, 2012	April 1, 2012
Current assets:
Cash and cash equivalents	$595	$617	$782
Accounts receivable – net	464	459	410
Other receivables	48	51	23
Assets held for sale	10	10	38
Inventories	730	715	619
Other current assets	109	102	117

Total current assets	1,956	1,954	1,989

Non-current assets:
Investments in equity-accounted investees	46	45	38
Other non-current assets	131	128	145
Property, plant and equipment	1,039	1,070	1,049
Identified intangible assets	888	965	1,173
Goodwill	2,221	2,277	2,288

Total non-current assets	4,325	4,485	4,693

Total assets	6,281	6,439	6,682

Current liabilities:
Accounts payable	513	562	462
Liabilities held for sale	—	—	22
Accrued liabilities	599	627	538
Short-term debt	291	307	382

Total current liabilities	1,403	1,496	1,404

Non-current liabilities:
Long-term debt	3,149	3,185	3,447
Other non-current liabilities	454	474	477

Total non-current liabilities	3,603	3,659	3,924

Non-controlling interests	248	235	186
Stockholders’ equity	1,027	1,049	1,168

Total equity	1,275	1,284	1,354

Total liabilities and equity	6,281	6,439	6,682

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

($ in millions)	Three Months Ended
	March 31, 2013	Dec 31, 2012	April 1, 2012
Cash Flows from operating activities
Net income (loss)	$(1)	$(98)	$(11)
(Income) loss from discontinued operations, net of tax	—	—	(1)
Adjustments to reconcile net income (loss):
Depreciation and amortization	132	132	134
Stock-based compensation	17	16	9
Net (gain) loss on sale of assets	(1)	(1)	—
(Gain) loss on extinguishment of debt	37	114	36
Results relating to equity accounted investees	(47)	(15)	(1)
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(15)	18	41
(Increase) decrease in inventories	(20)	(41)	12
Increase (decrease) in trade payables	(44)	10	1
(Increase) decrease in other receivables	(8)	33	(7)
Increase (decrease) in other payables	17	34	(65)
Changes in deferred taxes	1	(8)	(5)
Exchange differences	53	(31)	(53)
Other items	(2)	1	7

Net cash provided by (used for) operating activities	119	164	97

Cash flows from investing activities:
Purchase of identified intangible assets	(6)	(8)	(7)
Capital expenditures on property, plant and equipment	(41)	(46)	(39)
Proceeds from disposals of property, plant and equipment	2	1	—
Proceeds from sale of interests in businesses	—	(1)	—
Proceeds from return of equity investment	—	12	—
Other	2	(3)	1

Net cash (used for) provided by investing activities	(43)	(45)	(45)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(1)	—	(5)
Repayments under the revolving credit facility	(280)	—	—
Amounts drawn under the revolving credit facility	180	100	330
Repurchase of long-term debt	(980)	(802)	(815)
Principal payments on long-term debt	(4)	(6)	(4)
Net proceeds from the issuance of long-term debt	990	493	464
Cash proceeds from exercise of stock options	40	6	2
Purchase of treasury shares	(35)	—	—

Net cash provided by (used for) financing activities	(90)	(209)	(28)

Effect of changes in exchange rates on cash positions	(8)	5	15

Increase (decrease) in cash and cash equivalents	(22)	(85)	39
Cash and cash equivalents at beginning of period	617	702	743

Cash and cash equivalents at end of period	595	617	782

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)	Three Months Ended
	March 31, 2013	Dec 31, 2012	April 1, 2012
High Performance Mixed Signal (HPMS)	776	785	646
Standard Products	279	287	274

Product Revenue	1,055	1,072	920
Manufacturing Operations	29	43	57
Corporate and Other	1	1	1

Total Revenue	$1,085	$1,116	$978

HPMS Revenue	$776	$785	$646
Percent of Total Revenue	71.5%	70.3%	66.1%
HPMS segment GAAP gross profit	417	427	347
PPA effects	—	—	(2)
Restructuring	(1)	(1)	—
Stock based compensation	(1)	—	—
Other incidentals	—	—	—
Other adjustments	(46)	—	—

HPMS segment non-GAAP gross profit	$465	$428	$349

HPMS segment GAAP gross margin	53.7%	54.4%	53.7%
HPMS segment non-GAAP gross margin	59.9%	54.5%	54.0%
HPMS segment GAAP operating profit	123	105	63
PPA effects	(46)	(45)	(48)
Restructuring	(1)	(26)	—
Stock based compensation	(12)	(12)	(7)
Other incidentals	(1)	(3)	(2)
Other adjustments	(46)	—	—

HPMS segment non-GAAP operating profit	$229	$191	$120

HPMS segment GAAP operating margin	15.9%	13.4%	9.8%
HPMS segment non-GAAP operating margin	29.5%	24.3%	18.6%

Standard Products Revenue	$279	$287	$274
Percent of Total Revenue	25.7%	25.7%	28.0%
Standard Products segment GAAP gross profit	70	70	81
PPA effects	(1)	—	(1)
Restructuring	(1)	(15)	—
Stock based compensation	—	(1)	—
Other incidentals	(1)	(1)	—

Standard Products segment non-GAAP gross profit	$73	$87	$82

Standard Products segment GAAP gross margin	25.1%	24.4%	29.6%
Standard Products segment non-GAAP gross margin	26.2%	30.3%	29.9%
Standard Products segment GAAP operating profit	7	2	18
PPA effects	(15)	(15)	(15)
Restructuring	(1)	(19)	—
Stock based compensation	(4)	(4)	(2)
Other incidentals	(1)	(1)	—

Standard Products segment non-GAAP operating profit	$28	$41	$35

Standard Products segment GAAP operating margin	2.5%	0.7%	6.6%
Standard Products segment non-GAAP operating margin	10.0%	14.3%	12.8%

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited) (con’t)

($ in millions)	Three Months Ended
	March 31, 2013	Dec 31, 2012	April 1, 2012
Manufacturing Operations Revenue	$29	$43	$57
Percent of Total Revenue	2.7%	3.9%	5.8%
Manufacturing Operations segment GAAP gross profit	(5)	(10)	(7)
PPA effects	(2)	(2)	(2)
Restructuring	—	(4)	(2)
Stock based compensation	—	—	—
Other incidentals	(1)	(1)	(2)

Manufacturing Operations segment non-GAAP gross profit	$(2)	$(3)	$(1)

Manufacturing Operations segment GAAP gross margin	–17.2%	–23.3%	–12.3%
Manufacturing Operations segment non-GAAP gross margin	–6.9%	–7.0%	–1.8%
Manufacturing Operations segment GAAP operating profit	(7)	(15)	(10)
PPA effects	(6)	(6)	(6)
Restructuring	—	(4)	(2)
Stock based compensation	—	—	—
Other incidentals	(1)	(1)	(2)

Manufacturing Operations segment non-GAAP operating profit	$—	$(4)	$—

Manufacturing Operations segment GAAP operating margin	–24.1%	–34.9%	–17.5%
Manufacturing Operations segment non-GAAP operating margin	0.0%	–9.3%	0.0%

Corporate and Other Revenue	$1	$1	$1
Percent of Total Revenue	0.1%	0.1%	0.1%
Corporate and Other segment GAAP gross profit	1	3	3
PPA effects	—	—	—
Restructuring	—	—	—
Stock based compensation	—	—	—
Other incidentals	—	—	—

Corporate and Other segment non-GAAP gross profit	$1	$3	$3

Corporate and Other segment GAAP gross margin	NM	NM	NM
Corporate and Other segment non-GAAP gross margin	NM	NM	NM
Corporate and Other segment GAAP operating profit	(8)	(59)	(16)
PPA effects	—	—	—
Restructuring	(2)	(49)	(6)
Stock based compensation	(1)	—	—
Other incidentals	(3)	(7)	(5)

Corporate and Other segment non-GAAP operating profit	$(2)	$(3)	$(5)

Corporate and Other segment GAAP operating margin	NM	NM	NM
Corporate and Other segment non-GAAP operating margin	NM	NM	NM

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended
	March 31, 2013		Dec 31, 2012	April 1, 2012
Revenue	$1,085		$1,116	$978
GAAP Gross profit	$483		$490	$424
PPA effects	(3)		(2)	(5)
Restructuring	(2)		(20)	(2)
Stock Based Compensation	(1)		(1)	—
Other incidentals	(2)		(2)	(2)
Other adjustments	(46)		—	—

Non-GAAP Gross profit	$537		$515	$433

GAAP Gross margin	44.5%		43.9%	43.4%
Non-GAAP Gross margin	49.5%		46.1%	44.3%
GAAP Research and development	$(153)		$(171)	$(148)
PPA effects	—		—	—
Restructuring	—		(23)	—
Stock based compensation	(3)		(2)	(1)
Other incidentals	(1)		(1)	(2)

Non-GAAP Research and development	$(149)		$(145)	$(145)

GAAP Selling, general and administrative	$(222)		$(288)	$(222)
PPA effects	(64)		(64)	(64)
Restructuring	(2)		(55)	(6)
Stock based compensation	(13)		(13)	(8)
Other incidentals	(3)		(8)	(5)

Non-GAAP Selling, general and administrative	$(140)		$(148)	$(139)

GAAP Other income (expense)	$7		$2	$1
PPA effects	—		—	—
Restructuring	—		—	—
Other incidentals	—		(1)	—

Non-GAAP Other income (expense)	$7		$3	$1

GAAP Operating income (loss)	$115		$33	$55
PPA effects	(67)		(66)	(69)
Restructuring	(4)		(98)	(8)
Stock based compensation	(17)		(16)	(9)
Other incidentals	(6)		(12)	(9)
Other adjustments	(46)		—	—

Non-GAAP Operating income (loss)	$255		$225	$150

GAAP Operating margin	10.6%		3.0%	5.6%
Non-GAAP Operating margin	23.5%		20.2%	15.3%
GAAP Financial income (expense)	$(152)		$(153)	$(73)
Foreign exchange gain (loss) on debt	(53)		31	53
Gain (loss) on extinguishment of long term debt	(37)		(114)	(36)
Other financial expense	(13)		(15)	(14)

Non-GAAP Financial income (expense)	$(49)		$(55)	$(76)

GAAP Income tax benefit (provision)	$(11)		$7	$5
Other adjustments	(4)		17	9

Non-GAAP Cash tax (expense)	$(7)		$(10)	$(4)

GAAP Results relating to equity-accounted investees	$47		$15	$1
Other adjustments	47		15	1

Non-GAAP Results relating to equity-accounted investees	$—		$—	$—

GAAP Income (loss) from continuing operations	$(1)		$(98)	$(12)
PPA effects	(67)		(66)	(69)
Restructuring	(4)		(98)	(8)
Stock based compensation	(17)		(16)	(9)
Other incidentals	(6)		(12)	(9)
Other adjustments	(106	)1)	(66)	13

Non-GAAP Income (loss) from continuing operations	$199		$160	$70

GAAP Income (loss) on discontinued operations - net of tax	$—		$—	$1
Other adjustments	—		—	1

Non-GAAP Income (loss) from discontinued operations	$—		$—	$—

GAAP Net income (loss) attributable to stockholders	$(14)		$(116)	$(24)
PPA effects	(67)		(66)	(69)
Restructuring	(4)		(98)	(8)
Stock based compensation	(17)		(16)	(9)
Other incidentals	(6)		(12)	(9)
Other adjustments	(106)		(66)	14

Non-GAAP Net income (loss) attributable to stockholders	$186		$142	$57

GAAP Weighted average shares - diluted	249,668		248,505	247,979
Non-GAAP Adjustment	8,157		5,474	4,865

Non-GAAP Weighted average shares - diluted	257,825		253,979	252,844

GAAP Diluted net income (loss) attributable to stockholders per share	$(0.06)		$(0.47)	$(0.10)
Non-GAAP Diluted net income (loss) attributable to stockholders per share	$0.72		$0.56	$0.23

1)

Includes: During 1Q13: Other adjustments Cost of Revenue ($46) million; Foreign exchange loss on debt: ($53) million; Loss on extinguishment of long-term debt: ($37) million; Other financial expense: ($13) million; Results relating to equity-accounted investees: $47 million; and difference between book and cash income taxes: ($4) million.

NXP Semiconductors

Table 6: Adjusted EBITDA (unaudited)

($ in millions)	Three Months Ended
	March 31, 2013	Dec 31, 2012	April 1, 2012

Net Income	$(1)	$(98)	$(11)
Income (loss) on discontinued operations	—	—	1

Income (loss) from continuing operations	$(1)	$(98)	$(12)

Reconciling items to EBITDA
Financial (income) expense	152	153	73
Benefit (provision) for income taxes	11	(7)	(5)
Depreciation	61	63	63
Amortization	71	69	71

EBITDA	$294	$180	$190

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(47)	(15)	(1)
Restructuring 1)	4	98	7
Stock based compensation	17	16	9
Other incidental items 1)	5	11	9
Other adjustments	46	—	—

Adjusted EBITDA	$319	$290	$214

Trailing twelve month adjusted EBITDA	$1,195	$1,090	$1,030

1) Excluding depreciation property, land and equipment related to:

Restructuring	—	—	1
Other incidental items	1	1	—